Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K


07023068

Randers, 26 April 2007
Stock exchange announcement No. 18/2007

Vestas Wind Systems A/S' annual general meeting on 26 April 2007 at 7 p.m.

The annual general meeting of Vestas Wind Systems A/S has been held today.

Items 1-4 of the agenda were discussed and approved as presented. There will be no distribution of dividend for 2006.

The members of the Board of Directors were re-appointed, cf. item 5.

PricewaterhouseCoopers Statsautoriseret Revisionsaktieselskab and KPMG C.Jespersen Statsautoriseret Revisionsinteressentskab were re-appointed as the Company's auditors, cf. item 6.

In relation to item 7 of the agenda, all proposals from the Board of Directors were discussed and approved. The company's Articles of Association will thus be changed as follows:

- Amendment of Article 5 (2) so that the agenda for the ordinary general meeting will not include an item regarding decision to discharge the Board of Directors and Executive Management from liability.
- Amendment of Article 8 (2) and Article 9 (1) changing the term 'Executive Manager' to 'member of the Executive Management'.
- Amendment of Article 10 (1) so that the term 'Executive Manager' is changed to 'member of the Executive Management', and that two members of the Executive Management jointly can bind the Company.
- Amendment of Article 11 (1) so that the Company's annual report shall be audited by one or two audit firms.

Finally, the Board of Directors was authorised to let the company acquire own shares up to a total nominal value of 10 per cent of the company's share capital in the period up to the next ordinary General Meeting.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Vestas

After the annual general meeting, the Board of Directors held a statutory board meeting during which Bent Erik Carlsen was re-elected Chairman of the Board of Directors and Torsten Erik Rasmussen was re-elected Deputy Chairman of the Board of Directors.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Bent Erik Carlsen
Chairman of the Board of Directors

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

These Articles of Association has been translated from the Danish language version. In the event of any discrepancies, the Danish language version shall apply.

ARTICLES OF ASSOCIATION OF VESTAS WIND SYSTEMS A/S

Vestas

CONTENS

NAME, REGISTERED OFFICE AND OBJECTS 3

SHARE CAPITAL AND SHARES 3

AUTHORISATION TO INCREASE THE SHARE CAPITAL 3

GENERAL MEETINGS; POWERS; VENUE AND NOTICE OF MEETINGS 4

GENERAL MEETINGS; AGENDA 5

GENERAL MEETINGS; VOTING RIGHTS 5

GENERAL MEETINGS; THE CHAIRMAN; RESOLUTIONS AND MINUTE BOOK 6

BOARD OF DIRECTORS 6

EXECUTIVE MANAGEMENT 7

AUTHORITY TO BIND THE COMPANY 7

AUDIT 7

ACCOUNTING YEAR 7

§ 1. NAME, REGISTERED OFFICE AND OBJECTS

1.1. The name of the Company is Vestas Wind Systems A/S. The Company also carries on business under the secondary name Cotas Computer Technology A/S (Vestas Wind Systems A/S).

1.2. The registered office of the Company is located in the municipality of Randers.

1.3. The objects of the Company are to carry on development, manufacture, trading and service activities, including activities in respect of wind turbine industry products and any related business areas.

§ 2. SHARE CAPITAL AND SHARES

2.1. The Company's share capital amounts to DKK 185,204,103 (one hundred and eighty-five million two hundred and four thousand and one hundred and three Danish kroner 00/100) (185,204,103 shares), divided into shares in the denomination of DKK 1.00 and/or multiples thereof.

2.2. The share capital is fully paid up.

2.3. The Company's shares shall be registered with VP Securities Services (Værdipapircentralen). Dividends on shares shall be paid through VP Securities Services and be deposited in the dividend accounts registered with VP Securities Services. VP Securities Services shall receive notification of any rights relating to the Company's shares.

2.4. The Company's shares shall be registered in the name of the holder and recorded in the Company's Register of Shareholders.

2.5. No shares shall carry any special rights.

2.6. No shareholder shall be under an obligation to allow his shares to be redeemed whether in whole or in part.

2.7. The Company's shares are negotiable instruments and freely transferable.

2.8. The Board of Directors shall ensure that a Register of Shareholders is kept. The Register of Shareholders shall contain a list of all the shares in the Company.

2.9. Shares which are not registered with VP Securities Services may be cancelled by the Board of Directors without a court order in accordance with the statutory provisions in force from time to time.

§ 3. AUTHORISATION TO INCREASE THE SHARE CAPITAL

3.1. The share capital can be increased at the Board of Directors' discretion in respect of time and terms in one or more issues of new shares up to an amount of DKK 18,500,000.00 nominal value (18,500,000 shares).

The authorisation shall remain in force until 1 January 2011, and it may be extended by the General Meeting for one or more periods of up to five years each.

An increase of the share capital may be effected by cash payment as well as in other ways. The increase may be effected without regard to the pre-emption rights granted to existing shareholders provided that the shares are offered for subscription at market price or as consideration for the Company's takeover of an existing undertaking or certain assets at a value corresponding to the value of the shares issued. In all cases other than those set out in the previous sentence, the Company's existing shareholders shall be entitled to subscribe for the new shares on a pro rata basis in proportion to their shareholding.

3.2. The Board of Directors shall further, until 1 January 2011, be authorised to increase the share capital in one or more issues of new shares without regard to the pre-emption rights granted to the existing shareholders, up to the sum of DKK 1,776,895.00, nominal value, (1,776,895 shares) in connection with the offering of such shares to the employees of the Company and its affiliated companies. Any such new shares shall be issued at a subscription price to be determined by the Board of Directors, which price may be at a discount to prevailing or future market prices.

3.3. Until 1 January 2011, the Board of Directors shall be authorised to carry out one or more issues of warrants without regard to the pre-emption rights granted to the existing shareholders of up to a total nominal amount of DKK 368,000 shares (368,000 shares) to key employees and/or Board Members with the Company and with affiliated companies. However, the grant of warrants to Board Members to subscribe shall not exceed a total nominal amount of DKK 41,000 shares (41,000 shares). No consideration shall be paid in respect of the grant of warrants.

Until 1 January 2011, the Board of Directors shall be authorised to carry out one or more capital increases of up to a total nominal amount of DKK 368,000 without pre-emption rights to the existing shareholders and against cash payment in connection with the exercise of the warrants at a price set by the Board of Directors, which price may be at a discount to market prices.

3.4. In the event of capital increases pursuant to Articles 3.2 - 3.3, the new shares shall be registered in the name of the holder and recorded in the Company's Register of Shareholders. The shares shall be negotiable instruments and in every respect carry the same rights as the existing shares, including redemption rights and restrictions on transferability of the shares. The new shares shall carry a right of dividend from such date as may be determined by the Board of Directors, however, not later than from the first financial year following the capital increase.

Any other terms and conditions governing the warrants issued and the capital increases effected in accordance with the authorisations laid down in Articles 3.1 - 3.3 shall be determined by the Board of Directors.

§ 4. GENERAL MEETINGS; POWERS; VENUE AND NOTICE OF MEETINGS

4.1. The shareholders in General Meeting shall be the Company's supreme authority in all company matters subject to the relevant legislation and these Articles of Association.

4.2. General Meetings shall be held in Region Midtjylland (the region of Central Jutland), or in Storkøbenhavn (Greater Copenhagen), at the Board of Directors' discretion. The Annual General Meeting shall be held every year within four months after the end of the financial year.

4.3. Extraordinary General Meetings shall be held when deemed appropriate by the Board of Directors or the auditors. Extraordinary General Meetings shall further be held at the request of shareholders owning in the aggregate not less than 10 per cent of the share capital. Request shall be made in writing to the Board of Directors. The request shall

contain a list of the specific business to be considered at the Extraordinary General Meeting. The Extraordinary Meeting shall be convened within 14 days after such request has been received by the Board of Directors.

4.4. General Meetings shall be convened by the Board of Directors by giving not less than eight days' and not more than four weeks' notice by announcement in a national daily newspaper at the Board of Directors' discretion and by ordinary letter to all shareholders recorded in the Register of Shareholders, who have so requested.

4.5. The notice convening the General Meeting shall contain an agenda of the Meeting and state the essentials of any proposals to amend the Articles of Association. Where the proposal includes a resolution to amend the Articles of Association pursuant to section 79(1) or (2) of the Danish Public Companies Act, the notice must, however, contain the full wording of the proposal, and a notice shall be sent to all shareholders recorded in the Register of Shareholders.

4.6. Any shareholder shall be entitled to have specific business considered at the Annual General Meeting if the shareholder in question submits a request in writing to the Board of Directors within two months after the end of the financial year.

§ 5. GENERAL MEETINGS; AGENDA

5.1. Not later than eight days prior to a General Meeting, the agenda and the complete proposals to be considered by the General Meeting – and with respect to an Annual General Meeting also the annual report – shall be available for inspection by the shareholders at the Company's registered office and, at the same time, shall be forwarded to all shareholders of record who have so requested.

5.2. The agenda of the Annual General Meeting shall include the following business:

1. Report of the Board of Directors on the Company's activities during the past year.
2. Presentation and adoption of the annual report.
3. Resolution for the application of the profits or the covering of losses according to the adopted annual report.
4. Election of members to the Board of Directors.
5. Appointment of auditors.
6. Any proposals from the Directors or shareholders, including any proposals authorising the Company to acquire own shares.
7. Any other business.

§ 6. GENERAL MEETINGS; VOTING RIGHTS

6.1. Each share amount of DKK 1.00 shall entitle the shareholder to one vote.

6.2. Any shareholder shall be entitled to attend a General Meeting, provided that he has requested an admission card at the office of the Company, or at such other place as is specified in the notice convening the General Meeting, not later than five days before the date of the relevant General Meeting. Registration of title in the Register of Shareholders or the presentation of a document of title that has been issued by the relevant shareholders' bank ("the account-holding bank") shall be proof of that person's status as a shareholder. The document of title must not have been issued more than 14 days before the

shareholder makes a request for an admission card.

6.3. Shareholders who are entitled to attend, and who have caused their shares to be entered in the Register of Shareholders or have reported and submitted proof of their acquisition, shall be entitled to vote.

6.4. Shareholders who have acquired shares by transfer cannot exercise the voting rights attached to the shares in question at a General Meeting convened without such shares having been registered in the Register of Shareholders or the shareholder has reported and submitted proof of his acquisition. However, such transferred shareholding shall nevertheless be deemed represented at the relevant General Meeting, even when the voting right cannot be exercised, if the shares have been entered in the Register of Shareholders prior to the General Meeting, or the shareholder has reported and submitted proof of his acquisition.

6.5. Shareholders shall be entitled to attend General Meetings together with an adviser or by proxy. The adviser and the proxy shall present an admission card. Further, the proxy shall present a written and dated instrument of proxy, which may only be issued for a period of one year at a time.

6.6. All members of the Board of Directors and the Executive Management shall be entitled to attend General Meetings.

6.7. Journalists shall be admitted to the General Meetings of the Company.

§ 7. GENERAL MEETINGS; THE CHAIRMAN; RESOLUTIONS AND MINUTE BOOK

7.1. The General Meetings shall be presided over by a Chairman elected by the Board of Directors. The Chairman so elected shall decide all questions regarding the proceedings, the voting and the results of the voting.

7.2. All resolutions put to the vote of the shareholders at the General Meeting shall be adopted by a simple majority of votes, unless the Danish Public Companies Act or these Articles of Association prescribe special rules regarding representation and majority.

7.3. Unless a larger majority or unanimity is required by the relevant statutes, the adoption of resolutions to amend these Articles of Association, to dissolve the Company, to carry out a demerger of the Company's assets or to merge the Company with another company is subject to the affirmative votes of not less than two-thirds of the votes cast as well as of the voting share capital represented.

7.4. Minutes of the proceedings at a General Meeting shall be entered in a Minute Book and such minutes shall be signed by the Chairman.

§ 8. BOARD OF DIRECTORS

8.1. The Company shall be managed by a Board of Directors composed of not less than three or more than eight members elected in General Meeting. In addition, the Board of Directors shall include such members as are elected by the employees under the relevant provisions of the Danish Public Companies Act. Board Members elected by the shareholders in General Meeting shall retire at the following Annual General Meeting. However, such Board Members shall be eligible for re-election.

8.2. The Board of Directors shall elect a Chairman and, potentially, a Deputy Chairman among themselves. A member of the Executive Management cannot be elected Chairman or Deputy Chairman.

8.3. The Board of Directors shall constitute a quorum when more than half of all the Board members are present.

8.4. The business transacted by the Board of Directors shall be decided by a simple majority of votes. In the event of an equality of votes, the Chairman or, in his absence, the Deputy Chairman (if such has been elected) shall have the casting vote.

8.5. The Board of Directors shall adopt Rules of Procedure containing detailed provisions regarding the execution of its duties.

8.6. Minutes of the Board Meetings shall be entered in a Minute Book, which shall be signed by all members of the Board of Directors.

8.7. Each member of the Board of Directors shall be compensated by an annual fee as determined by the General Meeting in connection with the adoption of the annual report.

§ 9. EXECUTIVE MANAGEMENT

9.1. The Board of Directors shall appoint an Executive Management, composed of one to six members of the Executive Management, to be in charge of the day-to-day operations of the Company. The Board of Directors shall specify the terms and conditions of their employment and the specific requirements to their qualifications. One member of the Executive Management shall be appointed Managing Director.

§ 10. AUTHORITY TO BIND THE COMPANY

10.1 The Company shall be bound by (i) the joint signatures of two members of the Executive Management, (ii) the joint signatures of one member of the Executive Management and the Chairman or Deputy Chairman of the Board of Directors, (iii) the joint signatures of one member of the Executive Management and two members of the Board of Directors, or,(iv) the joint signatures of all the members of the Board of Directors.

10.2 The Board of Directors may grant powers of procuration to individuals to sign either individually or jointly with others.

§ 11. AUDIT

11.1 The Company's annual report shall be audited by one or two audit firms to be appointed by the General Meeting for the period until the next Annual General Meeting. Retiring auditors shall be eligible for re-election.

§ 12. ACCOUNTING YEAR

12.1 The Company's accounting year shall be the calendar year.

--oo0oo--

Adopted at the Annual General Meeting held on 26 April 2007.

END

Klaus Søgaard